Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164


Magna announces first quarter results

May 2, 2006, AURORA, Ontario, Canada - Magna International Inc. (TSX: MG.SV.A, MG.MV.B; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2006.

    <<

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                                                        THREE MONTHS ENDED
                                                     ------------------------
                                                      March 31,     March 31,
                                                        2006          2005
                                                     ----------    ----------

    Sales                                             $  6,019      $  5,718

    Operating income                                  $    309      $    254

    Net income                                        $    212      $    172

    Diluted earnings per share                        $   1.91      $   1.68

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------

    We posted record sales of $6.0 billion for the first quarter ended
March 31, 2006, an increase of 5% over the first quarter of 2005. The higher sales level in the first quarter of 2006 reflects increases of 6% in North American average dollar content per vehicle and 8% in European average dollar content per vehicle, each over the comparable quarter in 2005. During the first quarter of 2006, North American vehicle production increased 4% and European vehicle production declined 3%, each in comparison to the first quarter of 2005.
    Complete vehicle assembly volumes increased 35% for the first quarter of 2006 compared to the first quarter of 2005. However, as a result of the weakening of the euro against the U.S. dollar and a slight decline in assembly volumes for vehicles accounted for on a full cost basis, complete vehicle assembly sales declined 8% or $86 million to $1.0 billion for the first quarter of 2006 compared to $1.1 billion for the first quarter of 2005.
    Our operating income was $309 million for the first quarter ended
March 31, 2006 compared to $254 million for the first quarter ended March 31, 2005, and we earned net income for the first quarter of 2006 of $212 million, compared to $172 million for the first quarter of 2005.
    Diluted earnings per share were $1.91 for the first quarter ended
March 31, 2006, compared to $1.68 for the first quarter ending March 31, 2005.
    During the three months ended March 31, 2006, we generated cash from operations before changes in non-cash operating assets and liabilities of $427 million, and invested $225 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2006 were $379 million, including $203 million to purchase subsidiaries, $167 million in fixed asset additions, and a $9 million increase in other assets.
    A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2006 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    OTHER MATTERS
    -------------

    We also announced that our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended March 31, 2006. The dividend of U.S. $0.38 per share is payable on June 15, 2006 to shareholders of record on May 31, 2006.
    We also announced today pending changes to our stock symbols on the Toronto Stock Exchange ("TSX"). Commencing May 8, 2006, the Class A Subordinate Voting Shares of Magna International Inc. will revert back and trade under the stock symbol "MG.A", and the Class B Shares will revert back and trade under the stock symbol "MG.B". These changes result from the TSX discontinuing its symbol extension program. The stock symbol, "MGA", for the Class A Subordinate Voting Shares on the New York Stock Exchange is not affected by these changes.

    2006 OUTLOOK
    ------------

    While we are pleased with our results in the first quarter of 2006, there are a number of risks and uncertainties affecting the automotive industry as set out in the Forward-Looking Statements section of this press release. If any of these risks or uncertainties were to materialize, our results for the balance of the year could be negatively impacted. As a result, we are not providing an outlook for the balance of 2006.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems, seating systems, closure systems; metal body systems; exterior and interior mirror and engineered glass systems; plastic body, lighting and exterior trim systems, various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have over 84,000 employees in 224 manufacturing operations and 60 product development and engineering centres in 22 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Wednesday, May 3, 2006 at
    8:00 a.m. EDT. The conference call will be co-chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1 877 871 2677.
    The number for overseas callers is 1 416 641 6442. Please call in
    10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday morning prior to the call.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; the inability of our customers to meet their financial obligations to us; a reduction in the production volumes of certain vehicles; our ability to compete with suppliers with operations in low cost countries; our inability to offset increases in the cost of commodities, such as steel and resins; the financial distress of some of our suppliers and customers; our inability to offset price concessions demanded by our customers; our inability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and the expiration of the Forbearance Agreement on May 31, 2006; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

For further information: please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035; For teleconferencing questions, please call (905) 726-7103.


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 included in our 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles.
    This MD&A has been prepared as at May 1, 2006.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2006, we had 224 manufacturing divisions and 60 product development and engineering centres in 22 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America. Our product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body systems; exterior and interior mirrors and engineered glass; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.
    During 2005, we completed the privatizations of our former public subsidiaries: Tesma International Inc. ("Tesma"); Decoma International Inc. ("Decoma"); and Intier Automotive Inc. ("Intier") (the "Privatizations"). The Privatizations have allowed us to improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines, and to better exploit our various competencies, particularly our complete vehicle expertise.
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.
    Given these differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the first quarter of 2006, we reported strong financial results, including record sales of $6.0 billion. The higher sales level was achieved as a result of increases in our North American and European dollar content per vehicle, an increase in North American production volumes and higher tooling, engineering and other sales. In North America, vehicle production increased 4% to 4.1 million units, while our content per vehicle increased 6% to $759, both as compared to the first quarter of 2005. In Europe, Western European vehicle production declined 3% to 4.0 million units, while our content per vehicle increased 8% to $343, both as compared to the first quarter of 2005.
    Operating income for the first quarter of 2006 increased 22% to $309 million from $254 million for the first quarter of 2005. Excluding the unusual items recorded in the first quarters of 2006 and 2005 (see "Unusual Items" below), operating income for the first quarter of 2006 increased
$45 million or 16%. The increase in operating income was primarily due to additional margins earned on the launch of new programs during or subsequent to the first quarter of 2005, productivity and efficiency improvements at certain underperforming facilities, and the closure of certain facilities that were incurring losses during the first quarter of 2005. The factors contributing to the increase in operating income were partially offset by lower production volumes on several of our high content programs, incremental customer price concessions, and non-cash costs related to the Privatizations.
    Net income for the first quarter of 2006 increased 23% or $40 million to $212 million from $172 million for the first quarter of 2005. Excluding the unusual items recorded in the first quarters of 2006 and 2005 (see "Unusual Items" below), net income for the first quarter of 2006 increased 17% or $32 million. The increase in net income was primarily as a result of the increase in operating income (excluding unusual items) and the reduction in minority interest partially offset by higher income taxes.
    Diluted earnings per share for the first quarter of 2006 increased 14% or $0.23 to $1.91 from $1.68 for the first quarter of 2005. Excluding the unusual items recorded in the first quarters of 2006 and 2005 (see "Unusual Items" below), diluted earnings per share increased 8% or $0.14 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the first quarter of 2006, primarily as a result of the Class A Subordinate Voting Shares issued on completion of the Privatizations.


    Unusual Items

    During the first quarters of 2006 and 2005, we recorded certain unusual items as follows:

                               2006                          2005
                ------------------------------ ------------------------------
                                       Diluted                       Diluted
                                      Earnings                      Earnings
                 Operating       Net       per Operating       Net       per
                    Income    Income     Share    Income    Income     Share
    -------------------------------------------------------------------------

    Restructuring
     charges(1)        (10)       (9)    (0.08)       (5)       (4)    (0.04)
    Charges
     associated
     with MG
     Rover(2)            -         -         -       (15)      (13)    (0.13)
    -------------------------------------------------------------------------
    Total unusual
     items        $    (10) $     (9) $  (0.08) $    (20) $    (17) $  (0.17)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring Charges

        During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related to activities that were initiated in 2005. Specifically, in January 2006, we reached an agreement with the workers' council at a facility in Belgium that covers non-contractual termination benefits for employees at this facility. As a result, we recorded the $8 million cost of this agreement in the first quarter of 2006. In addition, we expect to incur additional restructuring and rationalization charges during the balance of 2006 in the range of $20 million to $30 million related to activities that were initiated in 2005.

        During the first quarter of 2005 we incurred rationalization charges of $4 million related to a facility in North America and we also expensed previously capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

    (2) MG Rover

        In April 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation"). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during the first quarter of 2005.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - the growth of Asian-based OEMs in North America and Europe and declining market share at certain of our customers in our traditional markets;
    - the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
    - increased pressure by OEMs on automotive suppliers to reduce their prices, including through retroactive price reductions, and bear additional costs;
    -   increases in steel, resin and other commodity prices;
    - the deterioration of the financial condition of the automotive supply base and certain OEMs;
    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
    -   increased outsourcing of larger modules;
    - increased prevalence of vehicles built off high-volume global vehicle platforms; and
    - increased customer and consumer demand for lighter vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post employment benefit costs for the domestic automobile manufacturers. In Europe, the market structure is relatively fragmented with significant overcapacity. As a result of these conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw material prices, including steel and resins, are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, other countries in Asia and parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

    - Over the last year we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuse to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until September 2006 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and financial condition.

    - We incurred significant restructuring and rationalization charges in 2005 and expect to incur additional restructuring and rationalization charges in the balance of 2006 in the range of $20 million to $30 million related to activities that were initiated in 2005. In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially under performing divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges in 2005 and may do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.


    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange
                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals U.S. dollars          0.866     0.816    +   6%
    1 euro equals U.S. dollars                     1.203     1.311    -   8%
    1 British pound equals U.S. dollars            1.752     1.891    -   7%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2006 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported
U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    Sales
                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                                4.130     3.964    +   4%
      Europe                                       4.007     4.116    -   3%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                             $    759  $    718    +   6%
      Europe                                    $    343  $    319    +   8%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                           $  3,135  $  2,847    +  10%
        Europe                                     1,373     1,315    +   4%
        Rest of World                                 55        33    +  67%
      Complete Vehicle Assembly                    1,040     1,126    -   8%
      Tooling, Engineering and Other                 416       397    +   5%
    -------------------------------------------------------------------------
    Total Sales                                 $  6,019  $  5,718    +   5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level in the first quarter of 2006, increasing 5% or $301 million to $6.0 billion compared to $5.7 billion for the first quarter of 2005.

    External Production Sales - North America

    External production sales in North America increased 10% or $288 million to $3.1 billion for the first quarter of 2006 compared to $2.8 billion for the first quarter of 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle combined with a 4% increase in North American vehicle production volumes for the first quarter of 2006, each as compared to the first quarter of 2005.
    Our average dollar content per vehicle grew by 6% or $41 to $759 for the first quarter of 2006 compared to $718 for the first quarter of 2005, primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2005, including:
        -   General Motors' ("GM") new full-size SUVs;
        -   the Ford Fusion, Mercury Milan and Lincoln Zephyr;
        -   the Chevrolet HHR;
        -   the Dodge Charger;
        -   the Hummer H3;
        -   the Chevrolet Impala;
        -   the Mercedes M-Class; and
        -   the Pontiac Torrent;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

    These factors were partially offset by:

    - the impact of lower production and/or content on certain high content programs, including:
        -   the Mazda Tribute and Ford Escape;
        -   the Chevrolet Equinox;
        -   the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -   the Jeep Grand Cherokee;
        -   the Ford Freestar and Mercury Monterey;
        -   the Cadillac STS; and
        -   GM's GMT800 pickup trucks;
    - programs that ended production during or subsequent to the first quarter of 2005; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 4% or $58 million to $1.373 billion for the first quarter of 2006 compared to $1.315 billion for the first quarter of 2005. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 8% or $24 to $343 for the first quarter of 2006 compared to $319 for the first quarter of 2005, primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2005, including:
        -   the Honda Civic;
        -   the Chrysler 300 and 300C;
        -   the Jeep Grand Cherokee; and
        -   the Alfa Romeo 156 and 159;
    - acquisitions completed subsequent to the first quarter of 2005, including CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS") in February 2006; and
    -   increased production and/or content on certain programs, including:
        -   the Mercedes B-Class;
        -   the Land Rover Range Rover Sport;
        -   the Opel Astra;
        -   the Audi A3; and
        -   the smart fortwo.

    These factors were partially offset by:

    - a decrease in reported U.S. dollar sales primarily due to the weakening of the euro and British Pound against the U.S. dollar;
    - the impact of lower production and/or content on certain programs, including the Mercedes C-Class, E-Class and A-Class;
    - programs that ended production during or subsequent to the first quarter of 2005, including production on all MG Rover programs as a result of the MG Rover situation; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 67% or $22 million to $55 million for the first quarter of 2006 compared to $33 million for the first quarter of 2005. The increase in production sales is primarily a result of:

    - increased production at existing facilities in Korea, China and Brazil;
    -   the ramp-up of production at new facilities in China and Korea; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian Real and Korean Won against the U.S. dollar.

    The factors contributing to the increase in production sales were partially offset by the closure of a facility in Brazil.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.


                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales             $  1,040  $  1,126    -   8%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes E-Class and G-Class,
         and Saab 93 Convertible                  39,347    39,786    -   1%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander      24,810     7,896    + 214%
    -------------------------------------------------------------------------
                                                  64,157    47,682    +  35%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Although assembly volumes increased 35% or 16,475 units, complete vehicle assembly sales decreased 8% or $86 million to $1.0 billion for the first quarter of 2006 compared to $1.1 billion for the first quarter of 2005. The decrease in complete vehicle assembly sales is primarily the result of:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar; and
    - lower assembly volumes for certain vehicles accounted for on a full-cost basis, including the Mercedes E Class and G-Class.

    These factors were partially offset by:

    - the launch of new programs accounted for on a value-added basis during or subsequent to the first quarter of 2005, including:
        - the launch in the first quarter of 2005 of a new model Jeep Grand Cherokee;
        - the launch in the second quarter of 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America; and
        - the launch in the first quarter of 2006 of the Jeep Commander for distribution in European markets and certain other markets outside North America; and
    - higher assembly volumes for the Saab 93 Convertible and Chrysler Voyager.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 5% or $19 million to $416 million for the first quarter of 2006 compared to $397 million for the first quarter of 2005.
    In the first quarter of 2006 the major programs for which we recorded tooling, engineering and other sales were:

    -   the MINI Cooper;
    -   the BMW X5;
    -   GM's next generation full-size truck and SUV platform;
    -   the Ford Edge; and
    -   the Ford F-Series Super Duty pickup trucks.

    In the first quarter of 2005 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford Fusion, Mercury Milan and Lincoln Zephyr; and
    -   the Jeep Grand Cherokee.

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    Gross Margin

    Gross margin increased $95 million to $820 million for the first quarter of 2006 compared to $725 million for the first quarter of 2005. Gross margin as a percentage of total sales increased to 13.6% for the first quarter of 2006 compared to 12.7% for the first quarter of 2005.
    The unusual items discussed in the "Highlights" section above, negatively impacted gross margin as a percent of total sales in the first quarters of 2006 and 2005 by 0.2% and 0.1%, respectively. Excluding these unusual items, the 1.0% increase in gross margin as a percentage of total sales was primarily as a result of:

    -   incremental gross margin earned on program launches:
    - productivity and efficiency improvements at certain underperforming divisions;
    - the closure of certain facilities during or subsequent to the first quarter of 2005; and
    -   price reductions from our suppliers.

    These factors were partially offset by:

    - a decrease in gross margins earned as a result of a decrease in production volumes for several of our high content programs;
    - the acquisition of CTS, which currently operates at margins that are lower than our consolidated average gross margin; and
    -   incremental customer price concessions.

    Depreciation and Amortization

    Depreciation and amortization costs increased 12% or $20 million to $188 million for the first quarter of 2006 compared to $168 million for the first quarter of 2005. The increase in depreciation and amortization was primarily as a result of:

    - amortization of fair value increments related to the Privatizations and the acquisition of CTS;
    - an increase in assets employed in the business to support future growth; and
    - a net increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar partially offset by the weakening of the euro and British pound, all against the U.S. dollar.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales increased to 5.4% for the first quarter of 2006 compared to 5.3% for the first quarter of 2005. SG&A expenses increased 6% or $19 million to $324 million for the first quarter of 2006 compared to $305 million for the first quarter of 2005.
    Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $32 million primarily as a result of:

    - higher infrastructure costs to support the increase in sales, including spending related to program launches;
    - a net increase in reported U.S. dollar SG&A expenses due to the strengthening of the Canadian dollar partially offset by the weakening of the euro and British pound, all against the U.S. dollar;
    - increased spending as a result of acquisitions during or subsequent to the first quarter of 2005, including the acquisition of CTS in February 2006; and
    -   higher incentive compensation.

    These factors were partially offset by a reduction in reported
U.S. dollar SG&A expenses as a result of the weakening of the euro against the U.S. dollar.

    Earnings before Interest and Taxes ("EBIT")(1)

                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    North America                               $    219  $    162    +   35%
    Europe                                            69        56    +   23%
    Rest of World                                      -         1    -  100%
    Corporate and Other                               22        36    -   39%
    -------------------------------------------------------------------------
    Total EBIT                                  $    310  $    255    +   22%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the first quarters of 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                        For the three months
                                                            ended March 31,
                                                       ----------------------
                                                             2006      2005
    -------------------------------------------------------------------------

    North America
      Restructuring charges                                   (2)         (4)

    Europe
      Restructuring charges                                   (8)          -
      Charges associated with MG Rover                         -         (15)
    -------------------------------------------------------------------------
                                                              (8)        (15)
    -------------------------------------------------------------------------

    Corporate and Other
      Restructuring charges                                      -        (1)

    -------------------------------------------------------------------------
                                                          $    (10) $    (20)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America increased 35% or $57 million to $219 million for the first quarter of 2006 compared to $162 million for the first quarter of 2005. Excluding the North American unusual items discussed above, the remaining $55 million increase in EBIT is primarily the result of:

    - margins earned on new programs that launched during or subsequent to the first quarter of 2005;
    - productivity and efficiency improvements at certain underperforming divisions; and
    - the closure during or subsequent to 2005 of a facility that incurred losses during the first quarter of 2005.

    These factors were partially offset by:

    - lower earnings as a result of a decrease in production volumes for several of our high content programs;
    -   amortization of fair value increments related to the Privatizations;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    -------------------------------------------------------------------------

    (1) EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest expense.

    Europe

    EBIT in Europe increased 23% or $13 million to $69 million for the first quarter of 2006 compared to $56 million for the first quarter of 2005. Excluding the European unusual items discussed above, EBIT increased
$6 million in Europe, primarily as a result of:

    - margins earned on assembly programs that launched during or subsequent to the first quarter of 2005;
    - increased margin earned on production programs that launched during or subsequent to the first quarter of 2005;
    - increased margins earned on higher volumes for other assembly programs;
    -   lower affiliation fees paid to Corporate;
    -   a decrease in estimated product warranty costs; and
    - productivity and efficiency improvements at certain underperforming divisions.

    These factors were partially offset by:

    -   operating inefficiencies at certain facilities;
    - lower margins as a result of the decrease in sales on certain high content programs;
    - amortization of fair value increments related to the Privatizations and the acquisition of CTS;
    -   the weakening of the euro against the U.S. dollar; and
    -   incremental customer price concessions.

    Rest of World

    No EBIT was earned in the Rest of World for the first quarter of 2006, a decrease of $1 million from the first quarter of 2005. The decrease in EBIT is primarily the result of:

    - costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market; and
    - the closure of a Brazilian facility during 2005 that was profitable in the first quarter of 2005.

    Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and Other EBIT decreased 39% or $14 million to $22 million for the first quarter of 2006 compared to $36 million for the first quarter of 2005. Excluding unusual items, EBIT decreased $15 million primarily as a result of:

    -   a decrease in affiliation fees earned from our divisions;
    - higher charitable donations, including Hurricane Katrina disaster relief;
    -   an increase in executive incentive compensation; and
    -   a decrease in equity income.

    Interest Expense

    Interest expense (net of interest income) of $1 million was unchanged in the first quarter of 2006 compared to the first quarter of 2005. The reduction of interest expense as a result of the repayments of Decoma's term credit facility in March 2005 and the second series of senior unsecured zero-coupon notes issued in connection with the New Venture Gear ("NVG") acquisition in January 2006 was offset by the interest expense incurred on the $68 million of debt assumed on the acquisition of CTS in February 2006.

    Operating Income

    Operating income increased 22% or $55 million to $309 million for the first quarter of 2006 compared to $254 million for the first quarter of 2005. Excluding unusual items, operating income for the first quarter of 2006 increased 16% or $45 million. The increase in operating income was the result of the increase in EBIT (excluding unusual items), as described above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 31.6% for the first quarter of 2006 from 28.3% for the first quarter of 2005. In the first quarters of 2006 and 2005, income tax rates were negatively impacted by the unusual items discussed above. Excluding the unusual items, our effective income tax rate was 30.9% for the first quarter of 2006 compared to 26.9% for the first quarter of 2005. The increase in the effective income tax rate is primarily the result of an increase in losses not benefited, a change in the mix of earnings whereby proportionately more operating income (excluding equity income) was earned in jurisdictions with higher income tax rates, and tax settlements in certain jurisdictions during the first quarter of 2005.

    Minority Interest

    Minority interest expense decreased $11 million because no minority interest expense was recorded in the first quarter of 2006 as a result of the Privatizations.

    Net Income

    Net income increased by 23% or $40 million to $212 million for the first quarter of 2006 compared to $172 million for the first quarter of 2005. Excluding the $8 million related to unusual items discussed above, net income increased $32 million as a result of the increase in operating income (excluding unusual items) and a reduction in minority interest, partially offset by higher income taxes, all as discussed above.

    Earnings per Share
                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting or
     Class B Share
      Basic                                     $   1.95  $   1.69    +  15%
      Diluted                                   $   1.91  $   1.68    +  14%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                        108.4     101.7    +   7%
      Diluted                                      111.2     102.4    +   9%
    -------------------------------------------------------------------------

    Diluted earnings per share increased 14% or $0.23 to $1.91 for the first quarter of 2006 compared to $1.68 for the first quarter of 2005. Included in the $0.23 increase in diluted earnings per share is the net increase in diluted earnings per share of $0.09 related to the unusual items discussed in the "Highlights" section above.
    Excluding the unusual items, diluted earnings per share increased
$0.14 from the first quarter of 2005 to the first quarter of 2006 as a result of the increase in net income (excluding unusual items) partially offset by a 9% increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was a result of:

    - 6.9 million additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations;
    - 1.1 million additional Class A Subordinate Voting Shares that are issuable as a result of assuming Decoma's obligations for its 6.5% Convertible Subordinated Debentures;
    - 0.4 million additional Class A Subordinate Voting Shares that were issued on the exercise of stock options during 2005 and the first quarter of 2006; and
    - an increase in the number of options outstanding as a result of assuming the outstanding Tesma, Decoma and Intier stock options.

    The increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A Subordinate Voting Shares, which results in fewer options becoming dilutive.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the first quarter of 2006 was 19.6%, an increase over 17.2% for the first quarter of 2005. Unusual items negatively impacted first quarter of 2006 ROFE by 0.6% and first quarter of 2005 ROFE by 1.3%.
    Excluding these unusual items, the 1.7% increase in ROFE was primarily a result of an increase in our EBIT, as discussed above, partially offset by an increase in our average funds employed for the first quarter of 2006 compared to the first quarter of 2005. The increase in our average funds employed was primarily the result of:

    - the Privatizations, which added approximately $215 million of average funds employed in the first quarter of 2006 compared to the first quarter of 2005;
    - acquisitions completed during or subsequent to the first quarter of 2005, including CTS in February 2006;
    - an increase in our average investment in non-cash operating assets and liabilities; and
    - increased funds employed for new facilities associated with recent or upcoming launches.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Net income                                  $    212  $    172
    Items not involving current cash flows           215       194
    -------------------------------------------------------------------------
                                                $    427  $    366  $     61
    Changes in non-cash operating assets and
     liabilities                                    (225)      162
    -------------------------------------------------------------------------
    Cash provided from operating activities     $    202  $    528  $   (326)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $61 million to $427 million for the first quarter of 2006 compared to $366 million for the first quarter of 2005. The increase in cash flow from operations was due to a $40 million increase in net income (as discussed above) and a $21 million increase in items not involving current cash flows.

    The increase in items not involving current cash flows was due to:

    -   a $20 million increase in depreciation and amortization;
    - a $17 million increase in other non-cash charges, including a $10 million increase in non-cash amortization of other assets recorded in costs of sales; and
    -   a $1 million decrease in equity income.

    These increases were partially offset by:

    - an $11 million decrease in minority interest as a result of the Privatizations; and
    -   a $6 million decrease in future income taxes.

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long term assets, excluding future tax assets, plus non cash operating assets and liabilities. Non cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    Cash invested in operating assets and liabilities amounted to $225 million for the first quarter of 2006 which was comprised of the following sources (and uses) of cash:


                                                        For the three months
                                                            ended March 31,
                                                       ----------------------
                                                           2006        2005
    -------------------------------------------------------------------------

    Accounts receivable                                 $   (520)   $     (3)
    Inventory                                                (42)         (8)
    Prepaid expenses and other                               (13)         (1)
    Accounts payable and other accrued liabilities           345         201
    Income taxes payable                                      10         (35)
    Deferred revenue                                          (5)          8
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                        $   (225)   $    162
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in accounts receivable in the first quarter of 2006 is primarily due to an increase in production receivables related to the higher production sales, particularly for the month ending March 2006 compared to the month ending December 2005 since December typically has relatively less sales due to lower OEM production schedules. In addition to the increase in production sales, payments from several customers occurred prior to period-end in December 2005, whereas similar payments were received subsequent to quarter end in April 2006. The increase in accounts payable and other accrued liabilities can likewise be attributed to the increase in production in March 2006 compared to December 2005.

    Capital and Investment Spending

                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Fixed assets                                $   (167) $   (124)
    Other assets                                      (9)      (47)
    -------------------------------------------------------------------------
    Fixed and other assets additions            $   (176) $   (171)
    Purchase of subsidiaries                        (203)     (136)
    Proceeds from disposals                           24        15
    -------------------------------------------------------------------------
    Cash used in investing activities           $   (355) $   (292) $    (63)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed assets and other additions

    In the first quarter of 2006, we invested $167 million in fixed assets, primarily to refurbish or replace assets consumed in the ordinary course of business and for productivity improvements. We also invested in component manufacturing and assembly equipment for programs that are currently launching.
    We invested $9 million in other assets in the first quarter of 2006 primarily representing fully reimbursable costs relating to programs that will be launching during 2006.

    Purchase of subsidiaries

    On February 2, 2006, we acquired CTS for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.
    Purchases of subsidiaries for the first quarter of 2005 included the $134 million cash portion of the Tesma and Decoma privatizations, specifically:

    - on February 6, 2005 we acquired the 56% equity interest in Tesma that we did not previously own for total consideration of $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of $103 million; and
    - on March 6, 2005 we acquired the 27% equity interest in Decoma that we did not previously own for total consideration of $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares and cash of $31 million.

    Proceeds from disposals

    Proceeds from disposals for the first quarter of 2006 represents the proceeds received on the sale of a long-term tooling receivable by a facility in the United Kingdom.

    Financing

                                                For the three months
                                                   ended March 31,
                                                --------------------
                                                   2006      2005     Change
    -------------------------------------------------------------------------

    Repayments of debt                          $    (59) $   (260)
    Issues of debt                                    48        35
    Issues of Class A Subordinate Voting Shares        8        10
    Issues of shares by subsidiaries                   -         1
    Dividends paid to minority interests               -        (1)
    Dividends                                        (41)      (41)
    -------------------------------------------------------------------------
    Cash used in financing activities           $    (44) $   (256) $    212
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in the first quarter of 2006 include the repayment in January of the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.
    The repayments of debt in the first quarter of 2005 included:

    - the repayment in January of the first series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and
    - the repayment in March of the outstanding borrowing of Cdn$197 million under the former Decoma term credit facility.

    The issues of debt relate primarily to increases in bank indebtedness to support the increase in working capital.
    During the first quarter of 2006, we received cash proceeds of $8 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $10 million during the first quarter of 2005.

    Financing Resources

                                                   As at     As at
                                                   March  December
                                                      31,       31,
                                                    2006      2005    Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                         $    203  $     89
      Long term debt due within one year             130       131
      Long-term debt                                 657       700
    -------------------------------------------------------------------------
                                                     990       920
    Shareholders' equity                           6,782     6,565
    -------------------------------------------------------------------------
    Total capitalization                        $  7,772  $  7,485  $    287
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by $287 million in the first quarter of 2006 to $7.8 billion. The increase in capitalization is a result of increases in shareholders' equity and liabilities of $217 million and $70 million, respectively.
    The increase in shareholders' equity is primarily the result of:

    - net income earned during the first quarter of 2006 (as discussed above);
    - an increase in the currency translation adjustment, primarily as a result of the strengthening of the euro against the U.S. dollar between December 31, 2005 and March 31, 2006; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The factors contributing to the increase in shareholders' equity were partially offset by dividends paid during the first quarter of 2006.
    The increase in liabilities is primarily the result of debt assumed on the acquisition of CTS and the strengthening of the euro against the U.S. dollar between December 31, 2005 and March 31, 2006. The factors contributing to the increase in liabilities were partially offset by the repayment in January 2006 of the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.
    During the first quarter of 2006, our cash resources decreased by $178 million to $1.5 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion of which $1.7 billion was unused and available.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at April 28, 2006 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                109,512,740
    Subordinated Debentures(i)                                     1,096,392
    Stock options(ii)                                              4,469,446
    -------------------------------------------------------------------------
                                                                 115,078,578
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our stock option plans.

    Contractual Obligations and Off Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2006 that are outside the ordinary course of our business. Refer to our MD&A included in our 2005 Annual Report.
    Long term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $54 million since we have the legal right of set off of our long term receivable against such borrowings and we are settling the related amounts simultaneously.

    2006 OUTLOOK
    -------------------------------------------------------------------------

    While we are pleased with our results in the first quarter of 2006, there are a number of risks and uncertainties affecting the automotive industry as set out in the Forward-Looking Statements section of this press release. If any of these risks or uncertainties were to materialize, our results for the balance of the year could be negatively impacted. As a result, we are not providing an outlook for the balance of 2006.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 to our 2005 audited consolidated financial statements, which describes these claims.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; the inability of our customers to meet their financial obligations to us; a reduction in the production volumes of certain vehicles; our ability to compete with suppliers with operations in low cost countries; our inability to offset increases in the cost of commodities, such as steel and resins; the financial distress of some of our suppliers and customers; our inability to offset price concessions demanded by our customers; our inability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and the expiration of the Forbearance Agreement on May 31, 2006; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                                          Three months ended
                                                       ----------------------
                                                          March 31, March 31,
                                                    Note     2006      2005
    -------------------------------------------------------------------------

    Sales                                                 $  6,019  $  5,718
    -------------------------------------------------------------------------

    Cost of goods sold                                       5,199     4,993
    Depreciation and amortization                              188       168
    Selling, general and administrative                5       324       305
    Interest expense, net                                        1         1
    Equity income                                               (2)       (3)
    -------------------------------------------------------------------------
    Income from operations before income taxes and
     minority interest                                         309       254
    Income taxes                                                97        71
    Minority interest                                            -        11
    -------------------------------------------------------------------------
    Net income                                            $    212  $    172
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting or
     Class B Share:
      Basic                                               $   1.95  $   1.69
      Diluted                                             $   1.91  $   1.68
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A Subordinate
     Voting or Class B Share                              $   0.38  $   0.38
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate Voting
     and Class B Shares outstanding during the
     period (in millions):
      Basic                                                  108.4     101.7
      Diluted                                                111.2     102.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions)

                                                          Three months ended
                                                       ----------------------
                                                          March 31, March 31,
                                                    Note     2006      2005
    -------------------------------------------------------------------------

    Retained earnings, beginning of period                $  3,409  $  2,937
    Net income                                                 212       172
    Dividends on Class A Subordinate Voting and
     Class B Shares                                            (42)      (41)
    -------------------------------------------------------------------------
    Retained earnings, end of period                      $  3,579  $  3,068
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                                          Three months ended
                                                       ----------------------
                                                          March 31, March 31,
                                                    Note     2006      2005
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                            $    212  $    172
    Items not involving current cash flows                     215       190
    -------------------------------------------------------------------------
                                                               427       362
    Changes in non cash operating assets and
     liabilities                                              (225)      162
    -------------------------------------------------------------------------
                                                               202       524
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                     (167)     (124)
    Purchase of subsidiaries                           2      (203)     (136)
    Increase in other assets                                    (9)      (47)
    Proceeds from disposition                                   24        15
    -------------------------------------------------------------------------
                                                              (355)     (292)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                                         (59)     (260)
    Issues of debt                                              48        39
    Issues of Class A Subordinate Voting Shares                  8        10
    Issues of shares by subsidiaries                             -         1
    Dividends paid to minority interests                         -        (1)
    Dividends                                                  (41)      (41)
    -------------------------------------------------------------------------
                                                               (44)     (252)
    -------------------------------------------------------------------------

    Effect of exchange rate changes on cash and
     cash equivalents                                           19       (37)
    -------------------------------------------------------------------------

    Net decrease in cash and cash equivalents
     during the period                                        (178)      (57)
    Cash and cash equivalents, beginning of period           1,682     1,519
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period              $  1,504  $  1,462
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                                          March 31, March 31,
                                                    Note      2006      2005
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                             $  1,504  $  1,682
    Accounts receivable                                      4,070     3,436
    Inventories                                              1,490     1,388
    Prepaid expenses and other                                 109        97
    -------------------------------------------------------------------------
                                                             7,173     6,603
    -------------------------------------------------------------------------
    Investments                                                143       142
    Fixed assets, net                                        4,163     4,124
    Goodwill                                           2     1,009       918
    Future tax assets                                          211       208
    Other assets                                               427       326
    -------------------------------------------------------------------------
                                                          $ 13,126  $ 12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                     $    203  $     89
    Accounts payable                                         3,593     3,241
    Accrued salaries and wages                                 493       474
    Other accrued liabilities                                  480       394
    Income taxes payable                                        73        59
    Long term debt due within one year                         130       131
    -------------------------------------------------------------------------
                                                             4,972     4,388
    -------------------------------------------------------------------------
    Deferred revenue                                            82        85
    Long term debt                                             657       700
    Other long term liabilities                                264       241
    Future tax liabilities                                     369       342
    -------------------------------------------------------------------------
                                                             6,344     5,756
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                      4
      Class A Subordinate Voting Shares
        (issued: 108,356,374; December 31, 2005 -
         108,184,395)                                        2,482     2,470
      Class B Shares
        (convertible into Class A Subordinate
         Voting Shares)
        (issued: 1,093,983)                                      -         -
    Contributed surplus                                5        64        65
    Retained earnings                                        3,579     3,409
    Currency translation adjustment                            657       621
    -------------------------------------------------------------------------
                                                             6,782     6,565
    -------------------------------------------------------------------------
                                                          $ 13,126  $ 12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in United States dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles, as set out in the 2005 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2006 and the results of operations and cash flows for the three month periods ended March 31, 2006 and 2005.

    2.  ACQUISITIONS

        (a)   For the three months ended March 31, 2006

              On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS"). CTS is one of the world's leading manufacturers of roof systems for the automotive industry and is based in Germany. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

              The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $175 million.

        (b)   For the three months ended March 31, 2005

              (i)   Tesma

              On February 6, 2005 Magna acquired the 56% equity interest in Tesma international Inc. ("Tesma") that it did not previously own for total consideration of $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of approximately $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of approximately $17 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

              (ii)  Decoma

              On March 6, 2005 Magna acquired the 27% equity interest in Decoma International Inc. ("Decoma") that it did not previously own for total consideration of $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares and cash of approximately $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of approximately $2 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

              (iii) Intier

              On April 3, 2005 Magna acquired the 15% equity interest in Intier Automotive Inc. ("Intier") that it did not previously own for total consideration of $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of approximately $23 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million. This transaction was accounted for in the second quarter of 2005.

    2.  ACQUISITIONS (CONTINUED)

        The purchase price allocations for CTS and the 2005 acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

    3.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                          Three months ended
                                                       ----------------------
                                                          March 31, March 31,
                                                            2006      2005
        ---------------------------------------------------------------------

        Defined benefit pension plan and other            $      4  $      2
        Termination and long service arrangements                5         5
        Retirement medical benefits plan                         1         2
        ---------------------------------------------------------------------
                                                          $     10  $      9
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    4.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three months ended March 31, 2006 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                       Subordinate Voting
                                                 ----------------------------
                                                    Number of         Stated
                                                       shares          value
              ---------------------------------------------------------------

              Issued and outstanding at
               December 31, 2005                  108,184,395  $       2,470
              Issued under the Incentive Stock
               Option Plan                            166,209             11
              Issued under the Dividend
               Reinvestment Plan                        5,770              1
              ---------------------------------------------------------------
              Issued and outstanding at March 31,
               2006                               108,356,374  $       2,482
              ---------------------------------------------------------------
              ---------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at April 28, 2006 were exercised:

              Class A Subordinate Voting and Class B Shares
               outstanding                                       109,512,740
              Subordinated Debentures(i)                           1,096,392
              Stock options(ii)                                    4,469,446
              ---------------------------------------------------------------
                                                                 115,078,578
              ---------------------------------------------------------------
              ---------------------------------------------------------------

              (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of
                    Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

                    The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

              (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to the Company's stock option plans.

    5.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):


                                2006                         2005
                    ---------------------------  ---------------------------
                    Options outstanding          Options outstanding
                    ---------------------------  ---------------------------
                                       Options                      Options
                             Exercise  exercis-           Exercise  exercis-
                    Options  price(i)     able   Options  price(i)     able
                         No.    Cdn$        No.       No.    Cdn$        No.
        --------------------------------------------------------------------

        Beginning
         of year   4,600,039  75.46  4,116,104  2,614,376  85.74  2,042,876
        Assumed on
         privati-
         zation            -      -          -  1,053,353  71.31    864,688
        Granted      115,000  87.80          -     35,000  85.75          -
        Exercised   (166,209) 58.32   (166,209)  (170,106) 61.09   (170,106)
        Vested             -      -     80,100          -      -      9,291
        Cancelled    (17,001) 93.35    (12,059)         -      -          -
        --------------------------------------------------------------------
        March 31   4,531,829  76.33  4,017,936  3,532,623  82.62  2,746,749
        --------------------------------------------------------------------
        --------------------------------------------------------------------
        (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.


        (b) The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Three months ended
                                                       ----------------------
                                                          March 31, March 31,
                                                            2006      2005
              ---------------------------------------------------------------

              Risk free interest rate                        3.99%     3.52%
              Expected dividend yield                        2.05%     1.80%
              Expected volatility                           23.48%       27%
              Expected time until exercise                 4 years   4 years
              ---------------------------------------------------------------

              Weighted average fair value of options
               granted or modified in the period (Cdn$)   $  14.89  $  18.48
              ---------------------------------------------------------------

              Compensation expense recorded in selling,
               general and administrative expenses        $      2  $      3
              ---------------------------------------------------------------

        (c) At March 31, 2006, unamortized compensation expense related to the restricted stock arrangements was $42 million and has been presented as a reduction of shareholders' equity.

        (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option. The following is a continuity schedule of contributed surplus:

                                                              2006      2005
              ---------------------------------------------------------------
              Stock-based compensation
                Balance, beginning of period              $     62  $     16
                Impact of privatization transactions             -        20
                Stock-based compensation expense                 2         2
                Exercise of options                             (3)       (5)
              ---------------------------------------------------------------
                Balance, end of period                          61        33
              Holders conversion option                          3         3
              ---------------------------------------------------------------
                                                          $     64  $     36
              ---------------------------------------------------------------
              ---------------------------------------------------------------

    6.  SEGMENTED INFORMATION

                                                   Three months ended
                                                     March 31, 2006
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales    EBIT(i)      net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 1,698   $ 1,636             $ 1,070
          United States                  1,457     1,397               1,262
          Mexico                           358       349                 329
          Eliminations                    (114)        -                   -
        ---------------------------------------------------------------------
                                         3,399     3,382   $   219     2,661
        Europe
          Euroland                       2,260     2,223               1,143
          Great Britain                    243       242                  69
          Other European countries         154       116                  93
          Eliminations                     (49)        -                   -
        ---------------------------------------------------------------------
                                         2,608     2,581        69     1,305
        Rest of World                       64        56         -        87
        Corporate and Other                (52)        -        22       110
        ---------------------------------------------------------------------
        Total reportable segments      $ 6,019   $ 6,019   $   310     4,163
        Current assets                                                 7,173
        Investments, goodwill and
         other assets                                                  1,790
        ---------------------------------------------------------------------
        Consolidated total assets                                    $13,126
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Three months ended
                                                     March 31, 2005
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External              assets,
                                         sales     sales    EBIT(i)      net
        ---------------------------------------------------------------------

        North America
          Canada                       $ 1,587   $ 1,524             $ 1,003
          United States                  1,405     1,340               1,075
          Mexico                           218       206                 320
          Eliminations                    (134)        -                   -
        ---------------------------------------------------------------------
                                         3,076     3,070   $   162     2,398
        Europe
          Euroland                       2,288     2,227               1,167
          Great Britain                    261       256                  88
          Other European countries         166       131                  96
          Eliminations                     (58)        -                   -
        ---------------------------------------------------------------------
                                         2,657     2,614        56     1,351
        Rest of World                       41        34         1        63
        Corporate and Other                (56)        -        36        73
        ---------------------------------------------------------------------
        Total reportable segments      $ 5,718   $ 5,718   $   255     3,885
        Current assets                                                 6,140
        Investments, goodwill and
         other assets                                                  1,688
        ---------------------------------------------------------------------
        Consolidated total assets                                    $11,713
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest expense, net.


    7.  RELATED PARTY TRANSACTION

        On March 31, 2006, the Company purchased a real estate property located in the United States from Magna Entertainment Corp. for a total purchase price of $6 million.

    8.  COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

    >>